Niftify Holding Corp. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31, 2021 and Year to May 31st, 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Niftify Holding Corp.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & May 31, 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the year and period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
January 19, 2023

Vincenzo Mongio

Statement of Financial Position

	As of May 31st,	As of December 31,
	2022	2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	1,784,819	1,507,144
Inventory	30,164	30,164
Total Current Assets	1,814,983	1,537,308
Non-current Assets		
Computers and Equipment, net of Accumulated Depreciation	4,247	3,360
Long Term Investments	331,121	240,895
Total Non-Current Assets	335,368	244,255
TOTAL ASSETS	2,150,351	1,781,563
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Deferred Revenue	1,885,142	2,677,275
Accounts Payable	27,044	38,400
Total Current Liabilities	1,912,186	2,715,675
TOTAL LIABILITIES	1,912,186	2,715,675
EQUITY		
Class A Common Stock	5,999	-
Class B Common Stock	3,995	-
Preferred Stock	507	-
Additional Paid-in-Capital	2,397,724	470,292
Accumulated Deficit	(2,170,062)	(1,404,405)
Total Equity	238,163	(934,113)
TOTAL LIABILITIES AND EQUITY	2,150,351	1,781,563

Statement of Operations

	For the Period Ending May 31st,	For the Year Ending December 31,
	2022	2021
Revenue	829,148	402,278
Cost of Revenue	-	-
Gross Profit	829,148	402,278
Operating Expenses		
Advertising and Marketing	130,376	329,278
General and Administrative	943,648	962,328
Research and Development	518,981	514,771
Depreciation	1,800	306
Total Operating Expenses	1,594,805	1,806,683
Operating Income (loss)	(765,657)	(1,404,405)
Provision for Income Tax	-	-
Net Income (loss)	(765,657)	(1,404,405)

Statement of Cash Flows

	For the Period Ending May 31st, 2022	For the Year Ending December 31, 2021
OPERATING ACTIVITIES		
Net Income (Loss)	(765,657)	(1,404,405)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	1,800	306
Accounts Payable	(11,356)	38,400
Deferred Revenue	(792,133)	2,677,275
Inventory	-	(30,164)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(801,689)	2,685,817
Net Cash provided by (used in) Operating Activities	(1,567,346)	1,281,412
INVESTING ACTIVITIES		
Equipment	(2,687)	(3,666)
Investments	(90,226)	(240,895)
Net Cash provided by (used by) Investing Activities	(92,913)	(244,561)
FINANCING ACTIVITIES		
Issuance of Class A Common Stock	5,999	-
Issuance of Class B Common Stock	3,995	-
Issuance of Preferred Stock	507	-
Additional Paid-in-Capital	1,927,432	470,292
Net Cash provided by (used in) Financing Activities	1,937,933	470,292
Cash at the beginning of period	1,507,144	-
Net Cash increase (decrease) for period	277,674	1,507,144
Cash at end of period	1,784,819	1,507,144

Statement of Changes in Shareholder Equity

	Class A Common Stock		Class B Common Stock		Preferred Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount			
Beginning Balance at 10/7/2021	-	-	-	-	-	-	-	-	-
APIC	-	-	-	-	-	-	470,292	-	470,292
Net Income (Loss)	-	-	-	-	-	-	-	(1,404,405)	(1,404,405)
Ending Balance 12/31/2021	-	-	-	-	-	-	470,292	(1,404,405)	(934,113)
Common Stock Issuance	5,998,990	5,999	3,994,931	3,995	507,462	507	-	-	10,501
APIC	-	-	-	-	-	-	1,927,432	-	1,927,432
Net Income (Loss)	-	-	-	-	-	-	-	(765,657)	(765,657)
Ending Balance 5/31/22	5,998,990	5,999	3,994,931	3,995	507,462	507	2,397,724	(2,170,062)	238,163

Niftify Holding Corp.
Notes to the Unaudited Financial Statements
December 31st, 2021 and May 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Niftify Holding Corp. ("the Company") was originally formed as a Limited Liability Company under the name Niftify Holding LLC on October 7th, 2021, and subsequently converted into a Delaware Corporation on February 11th, 2022. The Company mainly plans to earn revenue using a subscription-based SAAS platform that enables business clients to implement a ready-to-use NFT platform on their own domain for their customers to interact with. The Company's headquarters is in Hellertown, Pennsylvania. The Company's customers will be international.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiaries, Niftify Platform OÜ, Niftify NFT Labs D.O.O, Niftify AG, and BTCEX Service Consult OÜ.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenue from 3 different sources.

The Company generates revenues by selling a subscription service to businesses and professionals who are looking to engage with their audience or customer base through offering NFTs. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period which can be one to six months and revenue is recognized over the life of the subscription as performance obligations are satisfied. The company had no substantial revenue in this section over the reporting period.

The Company generates revenue by allowing platform users to trade and exchange NFTs freely. The Company's payments are generally collected at the time of a transaction in the form of a transaction fee. The Company holds no direct obligation towards these users. The Company had no substantial revenue in this section over the reporting period.

The Company generated revenue by selling utility tokens for the (future) platform to interested buyers. The payments were collected at the time of agreements were signed. The Company's primary performance obligation is to deliver tokens to customers according to the agreements entered into. The Company had deferred revenue in the amounts of $1,885,142 and $2,677,275 as of May 31st, 2022, and December 31st, 2021, respectively. The deferred revenue amounts relate to token sales for which payment was received by the Company, but the sales agreements contain a vesting schedule for which the tokens are to be released.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for May 31st, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 5/31/22
Computers and Equipment	3	6,352	2,105	-	4,247
Grand Total	3	6,352	2,105	-	4,247

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Long term investments

The long-term investment balance of $331,121 as of May 31st, 2022, relates to Market Maker Funds in which the Company has tokens on various cryptocurrency and NFT platforms. The balance is stated at cost less any impairment for which none was recorded as of May 31st, 2022.

Equity based compensation

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, October 7, 2021 (Inception)		
Granted	-	-
Vested	-	-
Forfeited	-	-
Nonvested shares, December 31, 2021	-	-
Granted	723,169	$0
Vested	(723,169)	$0
Forfeited	-	-
Nonvested shares, May 31, 2022	-	-

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

None.

NOTE 6 – EQUITY

The Company has authorized 9,037,313 of common shares with a par value of $0.001 per share. 5,998,990 shares were issued and outstanding as of May 31st, 2022.

Voting: Common stockholders are entitled to one vote per share
Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 4,000,000 of Class B Common voting shares with a par value of $0.001 per share. 3,994,931 shares were issued and outstanding as of May 31st, 2022.

Voting: Class B Common voting shareholders have 10 to 1 voting rights for every common share they could own if converted.

Dividends: The holders of the Class B Common voting stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 2,537,313 of preferred shares with a par value of $0.001 per share. 0 shares were issued and outstanding as of May 31st, 2022.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the Series Seed preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of May 31, 2022, no dividends had been declared.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1, depending on the conversion price at the time of conversion, at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series Seed preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to May 31st, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 19, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and incurred negative cash flows from operations as of May 31st, 2022, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.